Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

February 8, 2022

Re:	Miso Robotics, Inc.
Amended Offering Statement on Form 1-A
Filed February 7, 2022
File No. 024-11112

Dear Ms. Woo:

On behalf of Miso Robotics, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Thursday, February 10, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Michael Bell
Michael Bell
Chief Executive Officer
Miso Robotics, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP